

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2022

Glenn W. Welling
Founder and Chief Investment Officer
Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660

>   **Re: Quotient Technology Inc.**
>   **Preliminary Proxy Statement on Schedule 14A dated April 13, 2022**
>   **Filed by Glenn W. Welling, Engaged Capital Flagship Master Fund, LP et. al**

Dear Mr. Welling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A dated April 13, 2022

General

1.   Please advise us when Engaged Capital anticipates distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, Engaged Capital will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

2.   The proxy statement indicates that the Company's address for delivery of stockholder proposals for inclusion in the Company's proxy statement for its 2023 annual meeting of stockholders is Mountain View, California. It is our understanding that the correct address is Quotient Technology Inc., Attention: Investor Relations, 1260 East Stringham Avenue, Suite 600, Salt Lake City, Utah 84106. Please advise or revise.

3.   Please provide support for the following statements:

- "[W]e believe the Company's recent appointment of Eric Higgs to the Board . . . is another 'change' intended to maintain the status quo. ***Mr. Higgs worked under Mr. McDonald for years at P&G. Given his pre-existing ties to an influential incumbent director***, and now Chairperson, we question whether Mr. Higgs was added to the Board to help create value or to further buttress the incumbents in the boardroom." Provide support for the implication that these two individuals knew each other given that Mr. McDonald was CEO of P&G. It is our understanding that Mr. McDonald did not recall Mr. Higgs when he was recommended to the Board and his appointment was being considered. Please advise or revise.
- "Based on direct conversations with industry participants, we believe ***past approaches by potential buyers have been spurned by Mr. Boal without any disclosure to the full Board***." It is our understanding that Mr. Boal has not spurned any potential buyer. Please advise or revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Ryan Nebel, Esq.